As filed with the Securities and Exchange Commission on December 1, 2009

Registration No. 333-102826

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

TELKOM SA LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

The Republic of South Africa

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 13,

dividends

15 and 18

(iv)

The transmission of notices, reports

Articles number 11, 15, 16

and proxy soliciting material

and 18

(v)

The sale or exercise of rights

Articles number 13, 14, 15

and 18

(vi)

The deposit or sale of securities

Articles number 12, 13, 15,

resulting from dividends, splits

17 and 18

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities

8, 22 and 25

(x)

Limitation upon the liability

Articles number 14, 18, 19 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement, dated as of March 3, 2003, as amended and restated as of _____________, 2009, among Telkom SA Limited, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter from The Bank of New York to Telkom SA Limited relating to pre-release activities. Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. –Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, December 1, 2009.

Legal entity created by the agreement for the issuance of American Depositary Shares for ordinary shares of Telkom SA Limited.

By:

The Bank of New York Mellon,
 As Depositary

By:  /s/ Joanne F. Di Giovanni

Name:  Joanne F. Di Giovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Telkom SA Limited has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Johannesburg, South Africa on December 1, 2009.

TELKOM SA LIMITED

By:  /s/ I.M. Fourie
Name: I.M. Fourie
Title:   Chief of Strategy

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on December 1, 2009.

/s/ Jeff Molobela

______________________________

Name: Jeff Molobela

Name: Sibusiso Luthuli

Non-Executive Chairman and Director

Director

/s/ Reuben September

/s/ Julia Ntombikayise Hope

Name: Reuben September

Name: Julia Ntombikayise Hope

Group Chief Executive Officer and Director

Director

(Principal Executive Officer)

/s/ Peter Nelson

______________________________

Name: Peter Nelson

Name: Dr. Ekwow Spio-Garbrah

Chief Financial Officer and Director

Director

(Principal Financial and Accounting Officer)

________________________________

______________________________

Name: Dr. Victor Lawrence

Name: Brian Molefe

Director

Director

/s/ Reitumetse Jackie Huntley

/s/ Peter Joubert

Name: Reitumetse Jackie Huntley

Name: Peter Joubert

Director

Director

/s/ Brahm du Plessis

/s/ David Barber

Name: Brahm du Plessis

Name: David Barber

Director

Director

Puglisi & Associates

/s/ Donald J. Puglisi

Name: Donald J. Puglisi

Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement, dated as of March 3, 2003, as amended and restated as of ________, 2009, among Telkom SA Limited, The Bank of New York Mellon, as

Depositary, and all Owners and Beneficial Owners from time to time of American

Depositary Shares issued thereunder.

2

Form of letter from The Bank of New York to Telkom SA Limited relating to pre-release activities.